FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) September 2006.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: October 12, 2006

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Inc.

Suite 1904 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

October 12, 2006

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  Presiden

News Release Dated September 7, 2006

ANGLO SWISS RESOURCES IDENTIFIES 12 HIGH-PRIORITY TARGETS
ON THE FRY INLET DIAMOND PROPERTY, LAC DE GRAS, NWT

Anglo Swiss Resources Inc. (TSX.V-ASW / OTCBB –ASWRF) is pleased to report interpretive results for the airborne geophysical survey flown earlier this year at the Company’s Fry Inlet diamond exploration project.

Fugro Airborne Surveys Corp. of Mississauga, Ontario, acting as contractor for Anglo Swiss Resources conducted the survey with multi-channel electromagnetic and high-sensitivity magnetic geophysical measurements taken approximately every 4 meters along the survey lines.  A total of 1,695 line-kilometers were flown during this survey along parallel flight lines spaced 100 meters apart.

The eastern portion of the Fry Inlet Diamond property contains the LI-201 kimberlite, which was determined to be significantly diamondiferous during early stage exploration drilling performed in 1997 by Kennecott Canada Exploration Inc. Previous exploration utilizing older technology reported 8 geophysical anomalies on the eastern portion of the property; this survey has greatly improved the number and quality of the identified anomalies.

An independent consulting geophysicist has interpreted the data on behalf of the Company and identified 112 magnetic and electro-magnetic anomalies with characteristics similar to known kimberlites in the immediate area.

Anglo Swiss Resources’ Qualified Person, Mr. Derrick Strickland, P. Geo. has further reviewed the anomaly interpretation.  Twelve of the 112 targets are considered high-priority for follow-up field work.  Seven of these targets surround and include the Company’s LI-201 diamondiferous kimberlite in a “cluster-like” manner. Exploration on the Fry Inlet diamond project will commence immediately to determine the priority for drilling and testing for diamonds.

Anglo Swiss will continue to evaluate its diamond properties within the Lac de Gras/Slave Craton area. Anglo Swiss is the majority holder of over 170,000 acres of claims of merit in under explored areas with unexplained kimberlite indicator mineral trains and/or kimberlite targets near known kimberlites and diamond mining operations. The Company controls 4 distinct properties of merit as it works towards establishing itself towards the corporate goal of discovering a diamond mine within the Lac de Gras region.

This news release has been approved by Mr. Derrick Strickland, P. Geo. a Qualified Person as defined under NI 43-101.

On behalf of the Board,

 “Glen Macdonald PGeo.”

News Release Dated September 28, 2006

ANGLO SWISS RESOURCES COMPLETES FIELD ANALYSIS FOR DRILLING
ON THE FRY INLET DIAMOND PROPERTY, LAC DE GRAS, NWT

Anglo Swiss Resources Inc. (TSX.V-ASW / OTCBB –ASWRF) is reviewing the Company’s airborne geophysical anomalies on site at the Fry Inlet diamond exploration project to prioritize drill targets.

Field crews, under the supervision of Mr. Derrick Strickland, P. Geo., recently visited the location of a “cluster-like assemblage” to determine which anomalies can be drilled from land and which will require ice cover.  This cluster represents 7 of 12 high-priority anomalies which surround and include the LI-201 diamondiferous kimberlite.

This portion of the Fry Inlet Diamond property contains the LI-201 kimberlite, which was determined to be significantly diamondiferous during early stage exploration drilling performed in 1997 by Kennecott Canada Exploration Inc. Two drill holes produced 14 micro and 46 micro diamonds from 281.1 kg. of kimberlite.

Till samples have been collected down-ice from the 7 targets where possible and have been submitted for analysis for kimberlite indicator minerals (“KIM’s”). Confirmation of KIM’s and kimberlite host rock will also assist in determining the order of the drill program.

The 2006 airborne geophysical program was a great success as the Company has identified 118 anomalies on the eastern portion of the Fry Inlet property. Twelve of these anomalies are considered “high-priority” by the Company’s technical staff and are situated in close proximity to the Ekati and Diavik diamond mines in Lac de Gras. There are numerous known diamondiferous kimberlites proven in all directions around the Company’s newly identified anomalies.

Anglo Swiss will continue to evaluate its diamond properties within the Lac de Gras/Slave Craton area. Anglo Swiss is the majority holder of over 170,000 acres of claims of merit in under explored areas with unexplained kimberlite indicator mineral trains and/or kimberlite targets near known kimberlites and diamond mining operations. The Company controls 4 distinct properties of merit as it works towards establishing itself towards its goal of discovering a diamond mine within the Lac de Gras region.

This news release has been approved by Mr. Derrick Strickland, P. Geo. a Qualified Person as defined under NI 43-101.

On behalf of the Board,

 “Glen Macdonald PGeo.”